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Cardiol Therapeutics Announces Poster Presentation at

The Annual Scientific Meeting of the

Heart Failure Society of America

Oakville, ON - September 28, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of cardiovascular diseases ("CVD"), announced today that an abstract submitted by its international research collaborators from Houston Methodist DeBakey Heart & Vascular Center was accepted for poster presentation at The Annual Scientific Meeting of the Heart Failure Society of America ("HFSA2022") to be held in person September 30th to October 3rd, 2022 in Washington, DC.

The poster will be presented for general viewing within the "Basic and Translational Science" category of the HFSA2022 Scientific Programme on September 30, 2022, from 6:15 - 6:30 PM EDT.

The Heart Failure Society of America is a multidisciplinary organization working to improve and expand heart failure care through collaboration, education, research, innovation, and advocacy. Members include physicians, scientists, nurses, nurse practitioners, pharmacists, and patients.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of cardiovascular diseases ("CVD"). The Company's lead product candidate, CardiolRx™, is an oral pharmaceutical that is being clinically developed for use in CVD.

Cardiol has received IND authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx in two orphan drug indications: (i) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (the "ARCHER" trial) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and the leading cause of sudden cardiac death in people less than 35 years of age; and (ii) a Phase II multi-center open-label pilot study in recurrent pericarditis (inflammation of the pericardium), which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations.

In addition, CardiolRx is being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the "LANCER" trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key biomarkers associated with heart disease.

Cardiol is also developing a subcutaneous formulation of cannabidiol targeting the inflammation and fibrosis associated with the development and progression of heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the U.S. exceeding $30 billion annually.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of cardiovascular disease. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 23, 2022, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com